Saba Capital Income & Opportunities Fund Announces

Expiration and Preliminary Results of Tender Offer

NEW YORK, N.Y., July 20, 2021— Saba Capital Income & Opportunities Fund (NYSE: BRW) (the “Fund”) today announced the expiration and preliminary results of the Fund’s tender offer (the “Tender Offer”) for up to 30% of its outstanding common shares (the “Shares”). The Tender Offer commenced on June 21, 2021 and expired at one minute past 11:59 p.m. Eastern Time on July 19, 2021.

Based on preliminary information, approximately 75,219,568 Shares were properly tendered. Because the Tender Offer was oversubscribed, the relative number of Shares that will be purchased from each shareholder will be prorated based on the number of Shares properly tendered. The purchase price of the properly tendered and accepted Shares will be equal to 99% of the Fund’s net asset value per Share as determined as of the close of the regular trading session of the New York Stock Exchange on July 19, 2021 (the day on which the Tender Offer expired).

Questions regarding the Tender Offer may be directed to Innisfree M&A Incorporated, the Information Agent for the Tender Offer, toll free at:

Shareholders may call toll free: (877) 825-8964

Banks and Brokers may call collect: (212) 750-5833

Important Notice

This press release is for informational purposes only and shall not constitute a recommendation or an offer or a solicitation to buy any common shares. The offer to purchase Fund common shares is being made pursuant to an offer on Schedule TO. COMMON SHAREHOLDERS ARE URGED TO READ THE TENDER OFFER MATERIALS, INCLUDING THE OFFER TO PURCHASE AND ANY SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE TENDER OFFER, AS THEY MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF COMMON SHARES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. Common shareholders may obtain a free copy of any of these statements and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Fund.

About Saba Capital Income & Opportunities Fund

Saba Capital Income & Opportunities Fund is a publicly-traded registered closed-end management investment company with an investment objective to provide investors with a high level of current income, with a secondary goal of capital appreciation. The Fund’s common shares trade on the New York Stock Exchange under the ticker symbol “BRW”. The Fund is managed by Saba Capital Management, L.P.

Contacts

Investors

Leah Jordan

Investor Relations

Leah.Jordan@sabacapital.com

212-542-4644